CUSIP No. 497725101 Page 1 of 12 Pages

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )1

KISKA METALS CORPORATION
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

497725101
(CUSIP Number)

Geologic Resource Partners, LLC
535 Boylston Street, Top Floor
Boston, MA 02116
Attn: Julie Siegel
Tel: (617) 849-8922
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497725101 Page 2 of 12 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geologic Resource Partners, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,488,754 Shares*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,488,754 Shares*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,488,754 Shares*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.70%**
14.		TYPE OF REPORTING PERSON CO

*	Includes 1,829,268 shares issuable upon the exercise of warrants which are currently exercisable (“Exercisable Warrants”). Share number is as of April 12, 2011.
**
Percentage is calculated using as the numerator, the number of shares of Common Stock held by Geologic Resource Partners, LLC plus the Exercisable Warrants, and as the denominator, 83,570,798 shares of common stock represented as outstanding by the Issuer as of March 17, 2011, plus the Exercisable Warrants.

CUSIP No. 497725101 Page 3 of 12 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geologic Resource Fund Ltd EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,686,018*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,686,018*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,686,018*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.98%**
14.		TYPE OF REPORTING PERSON CO

*	Includes 1,115,853 shares issuable upon the exercise of warrants which are currently exercisable (“Exercisable Warrants”). Share number is as of April 12, 2011.
**
Percentage is calculated using as the numerator, the number of shares of Common Stock held by Geologic Resource Fund, Ltd. plus the Exercisable Warrants, and as the denominator, 83,570,798 shares of common stock represented as outstanding by the Issuer as of March 17, 2011, plus the Exercisable Warrants.

CUSIP No. 497725101 Page 4 of 12 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geologic Resource Fund L.P. EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,966,594*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,966,594*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,966,594*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%**
14.		TYPE OF REPORTING PERSON PN

*	Share number is as of April 12, 2011.
**
Percentage is calculated using as the numerator, the number of shares of Common Stock held by Geologic Resource Fund L.P., and as the denominator, 83,570,798 shares of common stock represented as outstanding by the Issuer as of March 17, 2011, plus the Exercisable Warrants.

CUSIP No. 497725101 Page 5 of 12 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Geologic Resource Opportunities Fund Ltd EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,174,435*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,174,435*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,174,435*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70%**
14.		TYPE OF REPORTING PERSON CO

*	Includes 713,415 shares issuable upon the exercise of warrants which are currently exercisable (“Exercisable Warrants”). Share number is as of April 12, 2011.
**
Percentage is calculated using as the numerator, the number of shares of Common Stock held by Geologic Resource Opportunities Fund Ltd. plus the Exercisable Warrants, and as the denominator 83,570,798 shares of common stock represented as outstanding by the Issuer as of March 17, 2011, plus the Exercisable Warrants.

CUSIP No. 497725101 Page 6 of 12 Pages

SCHEDULE 13D

Item 1.     Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Shares, no par value per share (the “Common Shares”), of Kiska Metals Corporation (the “Issuer”).  The principal executive offices of the Issuer are at Suite 1350, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9.

Item 2.     Identity and Background.

(a)  This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

(i)  Geologic Resource Opportunities Fund, Ltd, a Cayman Islands exempted company ("GRO Ltd").

(ii) Geologic Resource Fund, Ltd, a Cayman Islands exempted company (“GRF Ltd”).

(iii) Geologic Resource Fund LP, a Delaware limited partnership ("GRF LP").

(iv) Geologic Resource Partners, LLC, a Delaware limited liability company ("GRP LLC"), which serves as the General Partner of GRF LP and Investment Manager of each of GRO Ltd and GRF Ltd.

(v)  GRI Holdings LLC, a Colorado limited liability company (“GRI”) which serves as the Manager and a member of GRP LLC.

(vi) Mr. George R. Ireland ("Mr. Ireland"), a United States citizen who serves as the principal and sole member of GRI, the Chief Investment Officer of GRP LLC and the portfolio manager of the Funds.

GRF Ltd, GRF LP, GRO Ltd and GRP LLC (each, a "Reporting Person" and collectively, the “Reporting Persons”) are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.  The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b) The address of the principal business office of the Reporting Persons, GRI and Mr. Ireland is 535 Boylston Street, Top Floor, Boston, MA 02116.

(c) Each of GRF Ltd, GRF LP and GRO Ltd (the “Funds”) is principally engaged in the business of investing in securities.  GRP LLC is principally engaged in the business of acting as the General Partner of GRF LP and Investment Manager of each of GRO Ltd. and GRF Ltd.  GRI is principally engaged in the business of acting as the Manager of GRP LLC.  The principal occupation of Mr. Ireland is that of the Chief Investment Officer of GRP LLC.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ireland is a United States Citizen.

CUSIP No. 497725101 Page 7 of 12 Pages

Item 3.     Source and Amount of Funds or Other Consideration.

The securities that are the subject of this filing were acquired by the Reporting Persons in connection with the merger of Rimfire Minerals Corporation ("Rimfire") into Geoinformatics Exploration Inc. (“Geoinformatics”) on August 5, 2009 (the “Merger”).

In March 2009 Geoinformatics negotiated a line of credit with GRP LLC to fund its on-going business activities.  The maximum amount available under the line of credit was $2.6 million and the annual interest rate was 15%, payable at maturity on September 30, 2010.  The Issuer repaid GRP LLC the outstanding balance and interest in connection with this line of credit at the time of the Merger.

Prior to the Merger, the Reporting Persons had discretionary trading authority over 64,262,851 common shares of Geoinformatics.  On June 11, 2009, Geoinformatics and Rimfire executed a definitive acquisition agreement (the “Acquisition Agreement”) to complete a business combination by way of a statutory plan of arrangement.  Pursuant to the terms and conditions of the Acquisition Agreement, Geoinformatics agreed to acquire all of the issued and outstanding common shares of Rimfire at an exchange ratio of 0.87 Geoinformatics Shares per one common share of Rimfire (following a consolidation of Geoinformatics Shares on the basis of three (3) old Geoinformatics Shares for one (1) new Geoinformatics Share) and change the name of Geoinformatics to “Kiska Metals Corporation.” The Acquisition was completed effective August 5, 2009, following the approval of shareholders from both Kiska and Rimfire.  Documents further describing the transaction can be found at http://www.sec.gov/Archives/edgar/data/1135347/000113534710000034/kiskaannual20fa1.htm and http://www.sec.gov/Archives/edgar/data/1135347/000113534710000011/0001135347-10-000011-index.htm.

On September 16, 2009 the Reporting Persons participated in a Private Placement with the Issuer in which the Reporting Persons contributed a total of $830,500 in exchange for 1,510,000 shares of Common Stock and 755,000 Warrants.  The Reporting Persons exercised the Warrants at a price of $0.80 per share prior to their expiration on March 16, 2011.

On March 2, 2010 the Reporting Persons participated in a Private Placement with the Issuer in which the Reporting Persons contributed a total of $2,184,600 in exchange for 3,310,000 shares of Common Stock and 1,655,001 Warrants.  The Reporting Persons exercised the Warrants at a price of $0.92 per share prior to their expiration on March 16, 2011.

On August 10, 2010 the Reporting Persons participated in a Private Placement with the Issuer in which the Reporting Persons contributed a total of $2,999,999.52 in exchange for 3,658,536 shares of Common Stock and 1,829,268 Warrants.   Each Warrant entitles the holder to purchase one common share at a price of $1.15 per share until August 16, 2012.  The Warrants issued in this August 10, 2010 offering were subject to a four-month hold period expiring on December 17, 2010.

Item 4.     Purpose of Transaction.

The shares of Common Stock covered by this filing are being held for investment purposes.   Upon the Merger Rosie Moore, a senior research analyst for GRP LLC, and John Kanellitsas, Chief Operating Officer of GRP, were appointed to the Board of Directors (the “Board”) of the Issuer.  In June 2010, George Ireland replaced Rosie Moore as a Director on the Board.  The Reporting Persons will continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including without limitation the following:  (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons.  In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may decide (but have no present intention) to (i) dispose of some or all of the shares of the Issuer that they beneficially own or (ii) acquire additional shares of the Issuer or other securities of the Issuer.

CUSIP No. 497725101 Page 8 of 12 Pages

Except as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in:  (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a) and (b)  By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by the members of the group as a whole.  As of August 5, 2009, the Reporting Persons collectively owned an aggregate of 21,420,952 shares of Common Stock or approximately 41.65% of the outstanding Common Stock of the Issuer.  As of September 16, 2009 the Reporting Persons collectively owned an aggregate of 23,685,949 shares of Common Stock (which includes 755,000 shares issuable upon the exercise of warrants), or approximately 41.29% of the outstanding Common Stock of the Issuer. As of March 2, 2010 the Reporting Persons collectively owned an aggregate of 28,650,950 shares of Common Stock (which includes 2,410,001 shares issuable upon the exercise of warrants), or approximately 43.41% of the outstanding Common Stock of the Issuer.   As of July 23, 2010 the Reporting Persons collectively owned an aggregate of 25,000,950 shares of Common Stock (which includes 2,410,001 shares issuable upon the exercise of warrants), or approximately 36.26% of the outstanding Common Stock of the Issuer.  As of August 10, 2010 the Reporting Persons collectively owned an aggregate of 30,488,754 shares of Common Stock (which includes 4,239,269 shares issuable upon the exercise of warrants), or approximately 40.21% of the outstanding Common Stock of the Issuer.  As of April 12, 2011, the Reporting Persons collectively own an aggregate of 30,488,754 shares (which included 2,477,791shares issuable upon the exercise of warrants), or approximately 35.70% of the outstanding Common Stock of the Issuer.  The information below is based on the number of shares of Common Stock outstanding at the time of each reporting obligation as disclosed by the Issuer directly or in their filings with the Securities Exchange Commission.  Each of the Reporting Persons expressly disclaims beneficial ownership of those shares held by any other members of such group except to the extent of their pecuniary interest therein.

As of August 5, 2009 GRF Ltd directly beneficially owned 10,783,374 shares of Common Stock or approximately 20.97% of the outstanding Common Stock of the Issuer.  As of September 16, 2009 GRF Ltd. directly beneficially owned 10,484,205 shares of Common Stock (which includes 330,707 shares issuable upon the exercise of warrants), or approximately 18.41% of the outstanding Common Stock of the Issuer.   As of March 2, 2010 GRF Ltd. directly beneficially owned 12,397,288 shares of Common Stock (which includes 980,983 shares issuable upon the exercise of warrants), or approximately 19.2% of the outstanding Common Stock of the Issuer.  As of July 23, 2010 GRF Ltd. directly beneficially owned 9,839,405 shares of Common Stock (which includes 980,983 shares issuable upon the exercise of warrants), or approximately 14.57% of the outstanding Common Stock of the Issuer.  As of August 10, 2010 GRF Ltd. directly beneficially owned 13,186,964 shares of Common Stock (which includes 2,096,836 shares issuable upon the exercise of warrants), or approximately 17.90% of the outstanding Common Stock of the Issuer.  As of April 12, 2011 GRF Ltd directly beneficially owns 12,686,018 shares of Common Stock (which includes 1,115,853 shares issuable upon the exercise of warrants), or approximately 14.98% of the Common Stock outstanding.  GRP LLC, in its capacity as Investment Manager of GRF Ltd, has shared voting power and dispositive power with respect to such shares held by GRF Ltd.

CUSIP No. 497725101 Page 9 of 12 Pages

As of August 5, 2009 GRF LP directly beneficially owned 3,756,564 shares of Common Stock or approximately 7.3% of the outstanding Common Stock of the Issuer.  As of September 16, 2009 GRF LP directly beneficially owned 4,365,358 shares of Common Stock (which includes 139,805 shares issuable upon the exercise of warrants), or approximately 7.69% of the outstanding Common Stock of the Issuer.   As of March 2, 2010 GRF LP directly beneficially owned 7,773,507 shares of Common Stock (which includes 558,168 shares issuable upon the exercise of warrants), or approximately 12.12% of the outstanding Common Stock of the Issuer.  As of July 23, 2010 GRF LP directly beneficially owned 7,326,626 shares of Common Stock (which includes 558,168 shares issuable upon the exercise of warrants), or approximately 10.92% of the outstanding Common Stock of the Issuer.  As of August 10, 2010 GRF LP directly beneficially owned 7,326,626 shares of Common Stock (which includes 558,168 shares issuable upon the exercise of warrants), or approximately 10.15% of the outstanding Common Stock of the Issuer.  As of April 12, 2011 GRF LP directly beneficially owns 6,966,594 shares of Common Stock or approximately 8.34% of the Common Stock outstanding.  GRP LLC, in its capacity as General Partner of GRF LP, has shared voting power and dispositive power with respect to such shares held by GRF LP.

As of August 5, 2009 GRO Ltd directly beneficially owned 5,653,736 shares of Common Stock or approximately 10.99% of the outstanding Common Stock of the Issuer.  As of September 16, 2009 GRO Ltd directly beneficially owned 7,643,289 shares of Common Stock (which includes 277,829 shares issuable upon the exercise of warrants), or approximately 13.44% of the outstanding Common Stock of the Issuer.   As of March 2, 2010 GRO LTD directly beneficially owned 6,876,406 shares of Common Stock (which includes 780,495 shares issuable upon the exercise of warrants), or approximately 10.68% of the outstanding Common Stock of the Issuer.  As of July 23, 2010 GRO LTD directly beneficially owned 6,275,866 shares of Common Stock (which includes 780,495 shares issuable upon the exercise of warrants), or approximately 9.32% of the outstanding Common Stock of the Issuer.  As of August 10, 2010 GRO LTD directly beneficially owned 8,416,111 shares of Common Stock (which includes 1,493,910 shares issuable upon the exercise of warrants), or approximately 11.52% of the outstanding Common Stock of the Issuer. As of April 12, 2011 GRO Ltd. directly beneficially owns 8,174,435 shares of Common Stock (which includes 713,415 shares issuable upon the exercise of warrants), or approximately 9.7% of the Common Stock outstanding.  GRP LLC, in its capacity as Investment Manager of GRO Ltd, has shared voting power and dispositive power with respect to such shares held by GRO Ltd.

GRP, LLC, as the Investment Manager of each of GRF Ltd. and GRO Ltd. and General Partner of each of GRF LP and Geologic Resource Opportunities Fund LP (“GRO LP”), may be deemed to have indirectly beneficially owned the securities owned as of (1) August 5, 2009 by the Funds plus 1,227,278 shares of Common Stock of GRO LP, or for a total of 21,420,952 shares of the Common Stock or approximately 41.65% of the Common Stock outstanding,  (2) September 16, 2009 by the Funds plus 1,193,097 shares of Common Stock (which includes 6,659 shares issuable upon the exercise of warrants) of GRO LP, or for a total of 23,685,949 shares of the Common Stock (which includes 755,000 shares issuable upon the exercise of warrants), or approximately 41.29% of the Common Stock Outstanding, (3) March 2, 2010 by the Funds plus 1,603,749 shares of Common Stock (which includes 90,355 shares issuable upon the exercise of warrants) of GRO LP, or for a total of 28,650,950 shares of the Common Stock (which includes 2,410,001 shares issuable upon the exercise of warrants), or approximately 43.41% of the Common Stock Outstanding, (4) July 23, 2010 by the Funds plus 1,559,053 shares of Common Stock (which includes 90,355 shares issuable upon the exercise of warrants) of GRO LP, or for a total of 25,000,950 shares of the Common Stock (which includes 2,410,001 shares issuable upon the exercise of warrants), or approximately 36.26% of the Common Stock Outstanding , (5) August 10, 2010 by the Funds plus 1,559,054 shares of Common Stock (which includes 90,355 shares issuable upon the exercise of warrants) of GRO LP, or for a total of 30,488,754 shares of the Common Stock (which includes 4,239,269 shares issuable upon the exercise of warrants), or approximately 40.21% of the Common Stock outstanding, and (6) April 12, 2011 by the Funds plus 2,661,707 shares of Common Stock of GRO LP, or for a total of 30,488,754 shares of the Common Stock (which includes 1,829,268 shares issuable upon the exercise of warrants), or approximately 35.70% of the Common Stock Outstanding.

GRI, as the Manager and a Member of GRP, LLC, may be deemed to indirectly beneficially own the securities owned by the Funds and GRO LP.

CUSIP No. 497725101 Page 10 of 12 Pages

Mr. Ireland, as the Manager and Member of GRI, LLC may be deemed to indirectly beneficially own the securities owned by the Funds, GRO LP, GRP LLC and GRI.

Each of the Funds and GRO LP act by and through GRP, LLC in its capacity as either General Partner or Investment Manager.  GRP LLC acts by and through is Manager, GRI.  GRI acts by and through its Manager, Mr. Ireland.

(c)           Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d)           Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 11, 2009 the Reporting Persons entered into a voting agreement with Rimfire whereby the Reporting Persons agreed to (a) vote the Geoinformatics common shares under its control in favor of the Merger, (b) not to solicit, initiate, encourage, entertain or facilitate any inquiries or the making of any proposal which constituted a proposal or potential proposal for any of the assets or securities of Geoinformatics or Rimfire and (c) not to sell, transfer or assign any of Reporting Persons Geoinformatics common shares.   The Reporting Persons also agreed that, until December 31, 2009, they would not directly or indirectly, sell, transfer or assign or agree to sell, transfer or assign or grant any person any right or option to buy any of the Geoinformatics shares or the voting rights attached to such shares to any unrelated third person without the written consent of Geoinformatics.  Additionally the Reporting Persons further agreed that, provided that at least two (2) of the seven (7) directors comprising the board of Geoinformatics will be nominees of the Reporting Persons, Reporting Persons will, for a period commencing on August 5, 2009 and ending on the earlier of (i) August 5, 2011 and (ii) the date on which the Reporting Persons hold less than 20% of the voting rights attached to all outstanding voting securities of Geoinformatics, vote, or cause to be voted, the Geoinformatics Shares held by Reporting Persons from time to time in accordance with the unanimous recommendations of the Board on any matters to be submitted to the Geoinformatics Shareholders.

Item 7.     Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement  (appears at page 12 of this statement)

CUSIP No. 497725101 Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2011

GEOLOGIC RESOURCE FUND, LTD GEOLOGIC RESOURCE FUND LP GEOLOGIC RESOURCE OPPORTUNITIES FUND, LTD
By:	Geologic Resource Partners LLC, its Investment manager
By:	/s/ George R. Ireland
Name: George R. Ireland Title: Chief Investment Officer
GEOLOGIC RESOURCES PARTNERS LLC
By:	/s/ George R. Ireland
Name: George R. Ireland Title: Manager and Member

CUSIP No. 497725101 Page 12 of 12 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: April 12, 2011

GEOLOGIC RESOURCE FUND, LTD GEOLOGIC RESOURCE FUND LP GEOLOGIC RESOURCE OPPORTUNITIES FUND, LTD
By:	Geologic Resource Partners LLC, its Investment manager
By:	/s/ George R. Ireland
Name: George R. Ireland Title: Chief Investment Officer
GEOLOGIC RESOURCES PARTNERS LLC
By:	/s/ George R. Ireland
Name: George R. Ireland Title: Manager and Member